May 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Aisha Adegbuyi / James Lopez

Re:	Triller Group Inc. Request to Withdraw Registration Statement on Form S-1 Filed January 24, 2025 File No. 333-284450

Dear Ms. Adegbuyi and Mr. Lopez:

Triller Group Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-284450), initially filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company has determined to withdraw the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Lawrence Venick of Loeb & Loeb LLP at +1 (310) 728-5129.

Very truly yours,

/s/ Shu Pei Huang, Desmond
Shu Pei Huang, Desmond
Acting Chief Financial Officer
Triller Group Inc.

cc:	Lawrence Venick, Loeb & Loeb LLP